                                                                 August 24, 1999

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
                                File No. 70-9127

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated January 23, 1998, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:

                  Confidential treatment requested

                                           Very truly yours,

                                           COLUMBIA ENERGY GROUP

                                           By: /s/ J. W. Grossman
                                              ---------------------------------
                                               J. W. Grossman, Vice President

                     COLUMBIA NATURAL RESOURCES CANADA, LTD.
                        STATEMENT OF CONSOLIDATED INCOME

                         THREE MONTHS ENDED JUNE 30,1999
                                 (U.S. DOLLARS)

                        Confidential treatment requested





                     COLUMBIA NATURAL RESOURCES CANADA, LTD.
                                 BALANCE SHEET

                               AS OF JUNE 30, 1999
                                 (U.S. DOLLARS)

                        Confidential treatment requested